FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Press release dated September 26, 2012.

Press release

Banco Santander prices the offering

of shares of its Mexican subsidiary, which has

been valued at EUR 12.782 billion

Emilio Botín: “This transaction underlines the strength and flexibility of Grupo

Santander’s model of subsidiaries that are autonomous in liquidity and capital.

The IPO of our unit in Mexico is an important step in our strategy of having market listings for all our significant subsidiaries.”

Madrid, Sept. 26, 2012 – The price of the offering of shares of Grupo Financiero Santander Mexico has been set at 31.25 Mexican pesos (US$2.437) per share, valuing Santander Mexico at EUR 12.782 billion (US$16.538 billion), making it the 82nd largest bank in the world by market capitalization.

The total volume of the offering represents 24.9% of the share capital of Santander Mexico, of which 21.7% has been sold. The remaining 3.2% of the offering is subject to the possible exercise of a green shoe option allowing the underwriting banks to acquire those shares within 30 days after the pricing of the offering, which took place on September 25.

The value of the transaction will amount to between EUR 2.768 billion and EUR 3.183 billion, depending on the exercise of the green shoe, making it the largest equity offering in Latin America so far in 2012 and one of the largest in the world.

This transaction “marks a new era in the history of our bank in Mexico and strengthens our plans for expansion and development in this great country, which we will continue to support in its growth,” said Emilio Botín, Chairman of Banco Santander.

The gains obtained by Banco Santander in this transaction will be fully allocated to reserves, in line with current accounting requirements, as Banco Santander will continue to maintain control over its Mexican subsidiary. This placement will translate into an increase in Banco Santander’s core capital ratio of about half a percentage point, assuming the green shoe is exercised in full. Banco Santander’s core capital at June 30, 2012 was 10.1% under Basel II rules.

Of the total shares sold, 81% were placed in the United States and elsewhere outside Mexico and 19% in Mexico. The American Depositary Shares of Santander Mexico will commence trading on the New York Stock Exchange on September 26. The shares of Santander Mexico will continue to trade on the Mexican Stock Exchange.

Emilio Botín said: “This transaction underlines the strength and flexibility of Grupo Santander’s model of subsidiaries that are autonomous in liquidity and capital. The IPO of our unit in Mexico is an important step in our strategy of having market listings for all our significant subsidiaries.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

Important notice

A registration statement relating to this offering was declared effective by the United States Securities and Exchange Commission on September 25, 2012. Any offer or sale may be made solely by means of a written prospectus forming part of the effective registration statement. Copies of the final prospectus relating to the offering may be obtained from: Santander, Attention: Kathie Plaia, 45 East 53rd Street, New York, New York 10022, Telephone: +1-212-583-4629, Email: kplaia@external.santander.us; UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY, 10171 or by telephone toll free at +1-888-827-7275; Deutsche Bank Securities, 60 Wall Street, New York, NY 10005, Telephone: +1-800-503-4611, Email: prospectus.cpdg@db.com; or BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, 7th Floor, New York, NY 10038, Email: dg.prospectus_requests@baml.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 26, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President